

Mail Stop 4631

June 2, 2017

Via E-mail
John P. Connolly, Chief Financial Officer
Platform Specialty Products Corporation
1450 Centrepark Blvd, Suite 210
West Palm Beach, FL 33401

>   **Re: Platform Specialty Products Corporation**
>   **Form 10-K for the year ended December 31, 2016**
>   **Filed March 13, 2017**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 14, 2017**
>   **File No. 1-36272**

Dear Mr. Connolly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015, page 43

1.   Throughout your results of operations discussion you cite multiple reasons for changes in results period over period. In future filings, please separately quantify the individual factors which impact your results of operations.

Significant Accounting Policies and Critical Estimates, page 63

Goodwill, page 64

2.   Your disclosure indicates that you have six reporting units and you recorded an impairment charge in your Performance Solutions segment. In future filings please disclose whether or not your reporting units' fair value is substantially in excess of its reporting unit. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosure for each of these reporting units:

- Identify the reporting unit;
- Quantify the percentage by which fair value exceeds the carrying value as of the most recent step-one test;
- The amount of goodwill associated with that reporting unit;
- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Consolidated Statements of Cash Flows, page F-6

3.   The change in other assets and liabilities appears to be substantial. In future filings, to the extent that there are material changes in an individual line item, please provide supplemental disclosure that explains the most significant components of the change.

12. Stockholders' Equity, page F-49

Series B Convertible Preferred Stock, page F-50

4.   We note that as a result of the settlement agreement, for accounting purposes, the Series B Convertible Preferred Stock had been deemed an extinguishment in exchange of issuance of another financial instrument and that you recognized a gain. Please tell us how you determined that recording a gain in the Statement of Operations was appropriate and cite the relative authoritative guidance you relied on.

14. Earnings Loss Per Share, page F-52

5.   We note that you have made several adjustments to the numerator and denominator of your diluted earnings per share calculation. These adjustments appear to primarily relate to the settlement of the Series B Convertible Preferred Stock. Please provide a comprehensive explanation for these adjustments and cite the authoritative literature you relied on in determining they were appropriate.

Definitive Proxy Statement on Schedule 14A filed April 14, 2017

Compensation Discussion and Analysis, page 27

IV. Executive Compensation, page 27

Annual Bonus Plan, page 36

6.   We note that you have not disclosed the company targets for adjusted EBITDA, organic growth and working capital for your Annual Bonus plan. We also note that you have not disclosed the adjusted EBITDA targets for your Special Long-Term Incentive Grants in 2016. Please explain how disclosure of these targets would cause you competitive harm, applying the standards that would be used in making a request for confidential treatment under Rule 406 or Rule 24b-2. We also note your disclosure that achieving these goals "represents a significant, yet appropriate, challenge for [y]our executives." However, you have not disclosed how difficult it would be for the executive or how likely it would be for the company to have achieved these targets, as required by Instruction 4 to Item 402(b) of Regulation S-K. Please tell us how you will address this requirement in future filings. Please see Regulation S-K Compliance & Disclosure Interpretation 118.04 and Instruction 4 to Item 402(b) of Regulation S-K.

Equity-Based Long-Term Incentives, page 38

7.   In future filings, please revise your Executive Compensation disclosure to more clearly disclose to investors the elements of your compensation and how you determined the payout for each component of your compensation. By way of example and not limitation, please revise your "How Equity-Based Compensation is Determined" section on page 38 to clearly disclose how you determined your equity-based compensation, including the payouts for each component (i.e. PRSU, RSU, and SOP) of your equity-based compensation. For example, you disclose that PRSU payouts are based on two metrics, return on invested capital and TSR. However, the table on page 40 that discusses the PRSU payout schedule only references TSR. Please disclose the weight and performance goals for each metric. In addition, please clarify the payouts under the PRSU. For example, we note your disclosure on page 39 that a payout of common stock could range from 0% to 250% of the number of PRSUs awarded. However, on page 39 you also disclose payouts of 50%, 100%, or 200% following achievement of either threshold, target, and, maximum of performance goals. It appears that your Grants of Plan-Based Awards Table reflects a PRSU payout of 75%, 100% and 250% for the threshold, target and maximum. Please provide the staff with proposed revised disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Office of Manufacturing and Construction